Exhibit 99.1

Volvo CE Launches New C-series Excavators

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 10, 2007--Volvo Construction Equipment (Volvo CE) (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) is now introducing a new generation of excavators, the C-series. With Tier III compliant Volvo engines they deliver the best fuel efficiency in the industry.

The new C-series include both wheeled and crawler excavators. They offer more powerful Tier III compliant Volvo engines with V-ACT (Volvo Advanced Combustion Technology). According to independent tests, Volvo CE's new engines have the best fuel efficiency in the industry. The C-Series is also equipped with new cabs which offer better comfort and increased safety.

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=355219&fn=wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: Volvo
Beatrice Cardon, +32 2 4825021 /+32 477 553403